Exhibit 99.1

Sapiens Announces Uplisting to the Nasdaq Global Select Market®

September 8, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance sector, announced that effective as of the market open today, Tuesday, September 8th, its shares of common stock have been approved for uplisting to the Nasdaq Global Select Market® and will continue trading under its current ticker symbol SPNS.

“Meeting the requirements for the Nasdaq Global Select Market® demonstrates Sapiens’ strong growth and financial performance in recent years,” said Roni Al-Dor, President & CEO of Sapiens. “Sapiens has invested in developing leading products and expanding our presence in strategic markets, resulting in gross margin expansion and operational improvement that has grown our profitability. Our emphasis on customer-centricity has been the cornerstone of our growth and success. Working in tandem with insurers, our partners, we have helped them embrace digital transformation and offer the personalized and streamlined services modern consumers expect. I want to thank our stakeholders, our customers and our dedicated global employee base, as we work diligently to execute our growth strategy, provide products that offer tangible value and improve shareholder value.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor Relations Contact
Kimberly Rogers

Managing Partner

Hayden IR

+1 (949) 468-8124

kim@haydenir.com